SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ nº 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON FEBRUARY 13th, 2008.

PLACE AND HOUR: Eusébio Matoso Avenue, n.º 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 5:30pm.

CHAIRMAN: Israel Vainboim

QUORUM: Members of the Board of Directors representing the totality of the elected members.

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

I- Financial Statements

1. Examined and approved the Balance Sheet related to the year of 2007, as well as the destination of the results as proposed by the Board of Executive Officers.

2. Equally approved the Financial Statements related to the fiscal year ended on 31.12.2007, as well as the Management’s Report elaborated by the Board of the Executive Officers, regarding the referred fiscal year which, jointly with the Independent Auditors Report, shall be published as prescribed by law.

3. Nevertheless, it is also approved the technical reports related to the most efficient use of the tax credits considered in the Financial Statements herein approved.

II- Stock Repurchase Program

1. Authorized, in the form of the item “m” of Article 16 of the By-Laws, the acquisition, of up to 20,000,000 (twenty million) registered, no par value, preferred shares, issued by the Company, in the terms of Article 30 of the Brazilian Law N. 6404, of December 15, 1976, CVM Normative Ruling N. 10, of February 14, 1980, CVM Normative Ruling N. 358, of January 03, 2002, both as amended, with the purpose of keeping these shares as treasury stock, for further sale or cancellation, without share capital reduction of the Company, remaining at the discretion of Unibanco – União dos Bancos Brasileiros S/A (“Unibanco”)’s

Board of Officers the decision as to the timing and volume of the acquisitions, considering that:

a) the acquisition of shares mentioned above must be made solely through the acquisition of Share Certificates (UNITS), each one consisting of one preferred share issued by the Company and one preferred share issued by Unibanco, traded in the Brazilian market. Thus, the Company is authorized to acquire up to 20,000,000 (twenty million) UNITS traded in the Brazilian market;

b) the present authorization will be valid for 12 (twelve) months to be counted from February 15th, 2008;

c) the acquisition of shares has, as its purpose, the application of the resources available from Unibanco´s balance of profits, as well as from its reserves, except the legal reserve. The Company’s management believes that this stock repurchase plan is in the best interest of its shareholders and Unibanco’s shareholders; and

d) the acquisition of the shares will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A., located in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue n.º 891, or another broker to be determined by Unibanco’s Board of Officers.

2. On February 12th, 2008, there are 1,123,463,276 outstanding preferred shares issued by Unibanco, as well as 1,069,078,990 outstanding preferred shares issued by the Company.

3. Based on the authorization obtained on August 8th, 2007, 8,765,400 Units have been acquired. At this moment, there are 17,346,328 preferred shares issued by Unibanco and 20,772,793 preferred shares issued by the Company as treasury stocks.

São Paulo, February 13th, 2008. (aa) Israel Vainboim, Pedro Moreira Salles and Guilherme Affonso Ferreira.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, February 13th, 2008.

__________________________________________________

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.